Hawaiian Electric Exhibit 21.2

Hawaiian Electric Company, Inc.
SUBSIDIARIES OF THE REGISTRANT

The following is a list of all subsidiaries of the registrant as of February 27, 2023. The state/place of incorporation or organization is noted in parentheses.
Maui Electric Company, Limited (Hawaii)
Hawaii Electric Light Company, Inc. (Hawaii)
Renewable Hawaii, Inc. (Hawaii)